Mail Stop 3561

September 20, 2007

Mr. Matthew P. Dwyer
CEO and Principal Financial and Accounting Officer
247MGI, Inc.
1007 N. Federal Highway, Suite D-6
Fort Lauderdale, Florida 33304

> **Re: 247MGI, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed August 14, 2007**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 0-30011**

Dear Mr. Dwyer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements

General

1.   We note your disclosure in Note 1 on page F-8 that you returned to the
        development stage on July 1, 2006. We are unaware of any provision in SFAS 7
        which contemplates the return to the development stage subsequent to the time it
        is determined that an enterprise is no longer considered to be in the development
        stage. Accordingly, please revise your filing to remove the additional financial
        information and disclosures provided pursuant to paragraphs 10-13 of SFAS 7.
        This comment also applies to your Form 10-QSB for the quarterly period ended
        June 30, 2007. In addition to the revision of your financial statements in your
        Form 10-KSB, please request your auditors to revise their report to remove any
        references to a development stage company and to the period from inception of
        the development stage on July 1, 2006 through December 31, 2006.

Consolidated Statements of Operations, page F-4

2.   We note from your discussion on page 20 that the loss on sale of assets of $4,845
        during fiscal 2006 relates to your disposal of the Yard Sale Drop Off assets.
        Accordingly, please revise your statements of operations to present this as a
        component of losses on discontinued operations. Refer to paragraph 43 of SFAS
        144.

3.   We note from the amounts presented in your consolidated statements of
        stockholders' equity (deficit) on page F-5 and from your disclosures on page F-19
        that you effectively recorded a discount on the Series AA Preferred Stock and
        immediately accreted the discount and recognized a dividend. Please revise your
        statement of operations for the year ended December 31, 2006 to present the net
        loss available to common stockholders as a result of immediately accreting the
        entire discount. Refer to paragraph 9 of SFAS 128.

Consolidated Statements of Cash Flows, page F-6

4.   Please revise your statements of cash flows to properly present the cash flows of
        discontinued operations. In this regard, you should begin the operating activities
        section with a reconciliation of "net loss". "Net income from discontinued
        operations" should be deducted from "net loss" to arrive at "net loss before
        discontinued operations." Your statements of cash flows should present a
        subtotal of cash provided by (used in) continuing activities and a line item for
        cash provided by (used in) discontinued activities to total net cash provided by

(used in) the operating, investing and financing activities sections of this statement. This comment also applies to your Form 10-QSB for the period ended June 30, 2007.

Common Stock Options and Warrants, page F-18

5.   We note that the share activity presented in your table of changes during the years ended December 31, 2006 and 2005 does not sum correctly for either year. Also, we note that the weighted average exercise price for options and warrants outstanding at December 31, 2005 does not appear reasonable based on the 2005 activity. Please revise your tabular presentation as appropriate.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief